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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF APRIL, 2000.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



              (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F       X      Form 40-F
                     -----------            ------------

               (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                No        X
                     -----------        -----------

               (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)


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                                                                      [CNH LOGO]



                         NEWS RELEASE


                         For Immediate Release


                         CNH ANNOUNCES ANNUAL DIVIDEND


                         Racine, Wisconsin (April 18, 2000) - CNH Global
           For more      (NYSE:CNH) Board of Directors has recommended a
information contact:     dividend for the year 1999 of $.55 per share, payable
                         on July 5, 2000 to shareholders of record on June 21,
William B. Masterson     2000. Payment of the dividend is subject to approval at
     01 262 636 5793     the Annual General Shareholders Meeting in Amsterdam,
                         The Netherlands, on June 7, 2000.


                         With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1998 revenues of approximately $12 billion. CNH is the number one manufacturer of agricultural tractors and combines in the world, the third largest maker of construction equipment and has one of the largest equipment finance companies in the world. Based in the United States, CNH has operations in 16 countries and sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fermec, Fiatallis, Fiat-Hitachi, Link-Belt (excavators), New Holland, O&K and Steyr.


                                      # # #





       - CNH Global N.V. Administrative Offices 700 State Street Racine,
                      WI 53404 U.S.A. http://www.cnh.com -




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                                   SIGNATURES

         PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                       CNH Global N.V.



                                       By:  /s/ Kevin J. Hallagan
                                            -----------------------------------
                                                Kevin J. Hallagan
                                                Assistant Secretary



           April 19, 2000